Exhibit 4.14

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into at the City of Montreal, Province of Quebec as of the 6th day of March, 2006:

BY AND BETWEEN:	DYNASTY GAMING INC.,a corporation duly constituted under the laws of Canada, herein acting and represented by Albert Barbusci, duly authorized as he so declares,

(the “Company”)

AND:	MARK BILLINGS, a resident of Montreal, Province of Quebec,

(the “Employee”)

WHEREAS the Company is a holding company holding shares of subsidiaries that are primarily engaged in the business of developing, marketing and licensing Internet-based gaming software;

WHEREAS the Company desires to employ the Employee as Chief Financial Officer and the Employee desires to accept such employment on the terms and conditions herein set forth.

NOW, THEREFORE, IN CONSIDERATION OF THE PREMISES AND OF THE MUTUAL COVENANTS AND AGREEMENTS HEREINAFTER SET FORTH, THE PARTIES HERETO, INTENDING LEGALLY TO BE BOUND, HEREBY AGREE AS FOLLOWS:

ARTICLE I
EMPLOYMENT

1.1	The Company hereby employs the Employee as Chief Financial Officer and the Employee hereby accepts such employment upon the terms and conditions set forth in this Agreement.

ARTICLE 2
TERM

2.1	Unless otherwise terminated in accordance with the terms hereof, the term of this Agreement shall be for a period of three (3) years commencing as of the date hereof (the “Term”).

2.2
This Agreement may thereafter be renewed upon the mutual consent of the parties on such terms and conditions as mutually agreed. The parties agree to commence discussions regarding renewal six (6) months prior to the end of the Term.

ARTICLE 3
OFFICE AND DUTIES

3.1
During the Term and any renewal thereof, the Employee shall render such services normally associated with the position of Chief Financial Officer and such other duties as may from time to time be assigned to the Employee by the Chief Executive Officer or the Board of Directors of the Company (“Duties”), it being agreed and acknowledged that the Employee shall be actively involved in the business development of the Company. The Employee shall report directly to the Chief Executive Officer of the Company.

3.2
During the Term and any renewal thereof, the Employee agrees to diligently and in a faithful and honest manner devote his best efforts to carry out the Duties and other obligations hereunder and to promote the business and affairs of the Company.

3.3
Notwithstanding anything herein to the contrary, the Company hereby agrees and acknowledges that the Employee shall be entitled to act as an advisor, officer or director of other entities, provided that such activities do not conflict or compete with the Company or do not adversely affect the performance of the Employee’s Duties and that the Employee has fully disclosed such activities to the Company and obtained the Company’s written consent, which shall not be unreasonably withheld, prior to accepting any such position. The Company further acknowledges and agrees that the Employee shall be entitled to retain any and all remuneration or benefits (including, without limitation, any options) that the Employee currently has or may hereafter acquire in respect of such activities. As of the date of signing of this Agreement, the Company has consented to the Employee holding positions with Soficap Acquisition Corp., the Napoleon Group and a natural resources company, the name of which will be disclosed at a later date due to confidentiality concerns.

ARTICLE 4
REMUNERATION

4.1
As compensation for the services rendered hereunder, the Employee shall be entitled to a base salary of $120,000.00 per year (“Base Salary”) payable every two (2) weeks in accordance with the Company’s policy. The Employee shall undergo an annual performance review at which time the Base Salary may be increased by such amount, if any, as determined by the Company’s Board of Directors.

4.2	The Employee shall receive the following options to acquire common shares of the Company, which the Company represents to be granted in accordance with the Company’s stock option plan, if any:

4.2.1	500,000 options to be issued upon the execution of this Agreement;

4.2.2	200,000 options to be issued upon the Company having achieved $2,000,000 of cumulative gross revenues, directly or indirectly, from its Mahjong Mania and any other current or future gaming software;

4.2.3	200,000 options to be issued upon the launch of the first World Series of Mahjong tournament (or such similar tournament) which the Company will be organizing; and

4.2.4	200,000 options to be issued upon the successful launch of the Mahjong Club web site (or such similar web site owned and operated by the Company);

it being agreed and understood that all of the foregoing options shall:

4.2.5	be subject to and governed by the terms of the Company’s stock option plan (the “Plan”) and any applicable laws and regulations;

4.2.6	vest over 18 months from their issuance date, in accordance with the Plan;

4.2.7	have a strike price equal to the price of the Company’s common shares as of the close of business on the date the particular options are granted;

4.2.8	have a term of five (5) years from the date of their respective issuance;

4.2.9	the Board of Directors shall reserve the shares for issuance.

4.3	During the Term and any renewals thereof, the Employee shall be entitled to receive the following benefits:

4.3.1
an annual bonus equal to 2% of pre-tax profits subject to a maximum payment of no more than 50% of the Employee’s Base Salary, the whole to be payable no later than 15 business days following the release of the Company’s audited financial statements;

4.3.2	four (4) weeks of paid vacation each year; and

4.3.3	full participation in the Company’s group health and dental insurance plan.

4.4
The Company hereby agrees that it shall provide, at its expense, the Employee with all the tools and equipment necessary to enable the Employee to properly provide his services and fulfill his Duties including, without limitation:

4.4.1	a computer to be agreed upon by the Employer and the Employee;

4.4.2	a cellular phone to be agreed upon by the Employer and the Employee;

4.4.3	an annual membership to the CFA Institute; and

4.4.4	any other tool or equipment that the Employee may reasonably request;

all in accordance with any applicable Company guidelines and subject to the approval of the Company’s Chief Executive Officer.

4.5
During the Term and any renewal thereof, the Company shall reimburse the Employee in full for all reasonable and necessary business and travel expenses incurred by him in connection with the performance of his employment Duties upon presentation of written vouchers or expense statements.

ARTICLE 5
TERMINATION OF EMPLOYMENT

5.1	Notwithstanding anything to the contrary, this Agreement shall be terminated upon the occurrence of any of the following events:

5.1.1	by the death of the Employee;

5.1.2
by the permanent disability of the Employee. For the purposes of this Agreement “permanent disability of the Employee” shall mean the physical or mental incapacity of the Employee to the extent that he has been unable for a period of six (6) consecutive months (in any twelve consecutive month period) to perform his duties under this Agreement;

5.1.3	by the Company for Just Cause (as hereinafter defined) after providing the Employee with a Notice of Termination for Just Cause (as hereinafter defined);

5.2   For purposes of this Agreement, “Just Cause” shall mean:

5.2.1
the repeated and demonstrated failure on the part of the Employee to substantially perform his duties and, where he fails to substantially remedy such failure within a reasonable amount of time after receipt of written notice specifying such failure;

5.2.2	the willful engaging by the Employee in any act that is materially injurious to the Company monetarily or otherwise; or

5.2.3
if the Employee has been convicted of a criminal offence involving fraud or dishonesty, or if the Employee has engaged in any criminal act or dishonesty resulting or intended to result directly or indirectly in personal gain of the Employee at the expense of the Company;

5.3
For the purposes of this Agreement, “Notice of Termination for Just Cause” means a written notice indicating the specific termination provision in section 5.1.3 relied upon and setting forth in reasonable detail the facts and circumstances which provide the basis for such termination for Just Cause.

5.4	The Employee may terminate his employment hereunder with or without Good Reason (as hereinafter defined) at any time upon thirty (30) days’ written notice to the Company.

5.5	For the purposes of this Agreement, “Good Reason” means the occurrence or failure to cause the occurrence, as the case may be, without the Employee’s express written consent, of any of the following:

5.5.1
a substantial change to the Employee’s core Duties or removal of the Employee’s responsibility for those core Duties, so as to effectively cause the Employee to no longer be performing the Duties of his position;

5.5.2	the removal or non-re-appointment of the Employee from his position within the Company specified herein, or removal of the Employee from any of his then officer positions; or

5.5.3	any material breach by the Company of any provision of this Agreement.

ARTICLE 6
COMPENSATION IN THE EVENT OF
TERMINATION OF EMPLOYMENT

6.1
In the event that the Employee’s employment is terminated by reason of death or permanent disability of the Employee, the Company shall pay to the Employee or his beneficiary or estate, as the case may be, the following amounts:

6.1.1
any accrued but unpaid Base Salary, bonus and vacation for the period up to the date of death or permanent disability as well as any accrued but unpaid expenses required to be reimbursed under this Agreement; and

6.1.2
all benefits, if any, to which the Employee may be entitled pursuant to the plans, policies and arrangements of the Company, as determined and paid in accordance with the terms of such plans, policies and arrangements.

6.2	In the event that the Employee’s employment is terminated by the Company for Just Cause or voluntarily by the Employee without Good Reason, the Company shall pay to the Employee the following amounts:

6.2.1	any accrued but unpaid Base Salary, bonus and vacation for the period up to the date of termination, as well as any accrued but unpaid expenses required to be reimbursed under this Agreement;

6.2.2
all benefits, if any, to which the Employee may be entitled pursuant to plans, policies and arrangements of the Company, as determined and paid in accordance with the terms of such plans, policies and arrangements; and

6.2.3	any options that have not vested as at the date of termination shall be immediately and automatically cancelled.

6.3
In the event that the Employee’s employment is terminated by the Company without Just Cause, or voluntarily by the Employee with Good Reason, the Company shall pay to the Employee the following amounts:

6.3.1	any accrued but unpaid Base Salary, bonus and vacation for the period up to the date of termination, as well as any accrued but unpaid expenses required to be reimbursed under this Agreement;

6.3.2
all benefits, if any, to which the Employee may be entitled pursuant to plans, policies and arrangements of the Company, as determined and paid in accordance with the terms of such plans, policies and arrangements; and

6.3.3
an amount equal to the Employee’s annual Base Salary (at the rate in effect as of the date of termination of the Employee) for one full year in the event that the termination occurs in the first two (2) years of the Term, or for the balance of the Term in the event that the termination occurs in the last year of the Term.

ARTICLE 7
CONFIDENTIALITY

7.1
The Employee hereby acknowledges that during the Term and any renewal thereof, he will have access to confidential information of the Company and its subsidiaries, including plans for future developments and information concerning costs, customers, potential customers, pricing and other business affairs of the Company and its subsidiaries and other information not available to the public or in the public domain (the “Confidential Information”). The Employee covenants and agrees that except as required by the Employee’s Duties to the Company, the Employee will keep secret all Confidential Information and will not, directly or indirectly, either during the Term or thereafter, disclose or disseminate to anyone or make use of, for any purpose other than the fulfillment of his employment Duties hereunder, any Confidential Information.

7.2	Notwithstanding section 7.1, the obligations of confidentiality and non-disclosure herein shall not apply to information that:

7.2.1	at the time of disclosure or thereafter becomes a part of the public domain through no fault of the Employee;

7.2.2	is at the time of disclosure already in the possession of or becomes lawfully available the recipient on a non-confidential basis from a third party entitled to make such disclosures;

7.2.3
is required to be disclosed in virtue of any law, regulation, policy or order by any competent authority provided that the Employee has given the Company five (5) days prior notice of such disclosure; or

7.2.4	is specifically released in writing by the Company from confidential status.

ARTICLE 8
NON-COMPETITION

8.1
The Employee agrees that during the Term and any renewal thereof and for a period of one (1) year thereafter, the Employee shall not, without the prior written approval of the Board of Directors of the Company, directly or indirectly through any other person, firm or corporation, whether individually or in partnership or in conjunction with any other person, or as an employee, agent, representative, partner or holder of any interest in any other person, firm, corporation or other association, carry on or be engaged in or concerned with or interested in or advise, lend money to, or guarantee the debts of, or permit the Employee’s name to be used by, a business of an identical or similar nature to that carried on by the Company or its subsidiaries, including, without limitation, the business involved with the Mahjong game, in the territories where the Company carries on such business at the time the Employee’s employment hereunder ceases.

8.2
Nothing in the foregoing shall prohibit the Employee from engaging in any business, after the termination of the Employee’s employment hereunder, that does not compete with the Company or its subsidiaries.

ARTICLE 9
ACKNOWLEDGMENTS, REPRESENTATIONS AND
WARRANTIES OF THE EMPLOYEE

9.1	The Employee represents and warrants to the Company that the execution and performance of this Agreement does not and will not cause a breach of any agreement or undertaking to which he is a party.

9.2
The Employee hereby acknowledges that a breach of the provisions of this Agreement and particularly, but without limitation, a breach of the provisions set forth in Articles 7 and 8 hereof, will cause serious and irreparable injury to the Company which breach by the Employee cannot be adequately remedied by damages and, as a consequence, the Employee hereby agrees that in the event of a breach of Article 7 or 8 of this Agreement by the Employee, injunctive relief, interim, provisional, interlocutory and permanent, shall be an appropriate remedy for the Company without prejudice to any other rights or remedies including damages which may otherwise be available to the Company; it being agreed that the rights and remedies herein provided shall be cumulative and not alternative; and any waiver by the Company of the strict observance or performance of the terms of this Agreement and any indulgence granted by the Company shall be deemed not to be a waiver of any subsequent default.

ARTICLE 10
ACKNOWLEDGEMENTS, REPRESENTATIONS AND
WARRANTIES OF THE COMPANY

10.1	The Company hereby represents and warrants that:

10.1.1
the Company is a duly incorporated and subsisting corporate entity under the Canada Business Corporations Act and has all the necessary power, authority and capacity to enter into this Agreement and to carry on its business as now conducted, and to own its property and assets;

10.1.2	the Company has all requisite corporate power and authority to carry out its obligations under this Agreement;

10.1.3	this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms;

10.1.4
the Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec, and is in good standing with the securities regulatory authorities in each of these jurisdictions, the Company further undertaking that it will use its reasonable efforts to maintain such status as a reporting issuer or the equivalent thereto;

10.1.5
the Company’s common shares are listed on the TSX Venture Exchange, and the Company has complied at all times with and is not in breach of any of the policies of said exchange including any securities legislation applicable to it, the Company further undertaking that it will use its reasonable efforts to maintain such listing;

10.1.6
that all information and documentation (including, without limitation, all financial statements) provided or to be provided by the Company to the Employee is and will be true and accurate in all material respects;

10.1.7
the Company and/or its subsidiaries have valid, legal and beneficial ownership, free and clear of all encumbrances, of all intellectual and industrial property currently used by the Company (including, without limitation, all intellectual property associated with the game “MAHJONG MANIA”) including, without limitation (a) any domestic or foreign patent, trademark, copyright, and trade name, and all applications therefor; (b) any invention (whether patentable or not), invention disclosure, improvement, trade secret, proprietary information, know-how, technology, technical data or schematic, and all documentation and other materials relating thereto; (c) any software (both source code and object code form) and any proprietary rights in such software and all documentation and other materials relating thereto; and (d) any and all other intellectual or industrial property or rights, (collectively, the “Intellectual Property”);

10.1.8
there is no claim for any infringement or breach by the Company of any intellectual and industrial rights of any other person or entity, nor does the use of the Company’s Intellectual Property infringe upon or breach any intellectual or industrial property rights of any other person or entity; and

10.1.9
there is no (a) action, suit or proceeding, at law or in equity, (b) arbitration or alternative dispute resolution process, or (c) administrative or other proceeding by or before (or to the knowledge of the Company, any investigation by) any governmental or regulatory authority, pending or, to the knowledge of the Company, threatened against or affecting the Company, its operations or any of its assets (including, without limitation, the Intellectual Property referred to in paragraph 10.1.7 above).

ARTICLE 11
INDEMNIFICATION

11.1	Subject to the provisions hereof, the Company shall:

11.1.1	indemnify and save the Employee harmless from any liability or injury to persons or damage to property by reason of any cause as a result of the performance of this Agreement by the Employee;

11.1.2
indemnify and reimburse the Employee upon demand for any money or property that the latter is required to pay out for any reason whatsoever, whether the payment is for operating expenses or any other charges or debts incurred or assumed by the Employee, or judgments, settlements or expenses in defense of any claim, civil or criminal action, proceeding, charge or prosecution made, instituted or maintained against the Employee or the Company jointly and severally affecting or as a result of the performance of this Agreement by the Employee; and

11.1.3
defend promptly and diligently, at the Company’s expense, any claim, action or proceedings brought against the Employee or the Company jointly and severally arising out of or connected with any of the foregoing, and to save harmless and fully indemnify the Employee from any judgment loss or settlement on account thereof regardless of the jurisdiction in which any such claims, actions or proceedings may be brought.

11.2
The Company agrees that throughout the Term of this Agreement and any renewal thereof, it shall subscribe for and maintain, at its expense, adequate directors and officers liability insurance in order to cover any possible claims against the Employee for which he may be entitled to be indemnified pursuant to this Article 11.

11.3
Notwithstanding the foregoing, the Company shall not be liable to indemnify and save the Employee harmless from any such liability which results from acts of omission or commission committed by the Employee outside the scope of this Agreement or the scope of his functions or Duties with the Company or the gross negligence or willful misconduct of the Employee.

ARTICLE 12
NOTICE

12.1
Any notice authorized or required to be given or made by or pursuant to this Agreement shall be made in writing and either personally delivered or mailed by registered mail, postage prepaid to the following addresses:

12.1.1  In the case of the Company:              Dynasty Gaming Inc.
759 Square Victoria, Suite 300
Montreal, Quebec H2Y 2J7

Attention: Albert Barbusci, President
and Chief Executive Officer

12.1.2  In the case of the Employee:              Mark Billings
4000 Marlowe Avenue
Montreal, Quebec H4A 3M2

or such other address as either party may designate in writing from time to time.

ARTICLE 13
INTERPRETATION

13.1
This Agreement contains the entire agreement of the parties hereto and any and all previous agreements, written or oral, between the parties hereto or on their behalf, relating to the engagement of the Employee by the company, are hereby terminated and cancelled. Except as otherwise provided for herein, no amendment or variation of any of the provisions of this Agreement shall be valid unless made in writing and signed by each of the parties hereto.

13.2	All dollar amounts referred to in this Agreement are in Canadian funds.

13.3
The provisions of this Agreement shall enure to the benefit of and be binding upon the Employee and his heirs, executors and administrators, and upon the Company and its successors and assigns. This Agreement shall not be assigned by the Employee.

13.4	Headings are included in this Agreement for convenience of reference only and are not intended to be full or accurate description of the contents thereof.

13.5
If any provision or part of any provision of this Agreement, or the application of any such provision or part of such provision to any person or circumstance, shall be held invalid, null, void, illegal or unenforceable, the remainder of this Agreement, or the application of such provision to any person or circumstance other than those as to which it is held invalid, null, void, illegal or unenforceable shall not be affected thereby.

13.6
No provision of this Agreement shall be deemed to be waived as a result of the failure of either of the parties to require the performance of any term or condition of this Agreement or by other course of conduct.

13.7	This Agreement shall be governed by the laws of the Province of Quebec.

ARTICLE 14
LANGUAGE

14.1
The parties hereto have required that this Agreement and related documents be drafted in the English language. Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés dans la langue anglaise.

IN WITNESS WHEREOF the parties hereto have executed this Agreement at the place and as of the date first hereinabove mentioned.

DYNASTY GAMING INC.

Per:	/s/ Albert Barbusci
Albert Barbusci
President and Chief Executive Officer

/s/ MARK BILLINGS
MARK BILLINGS